Exhibit 99.1

ParaZero Receives Second Order from One of the World’s Largest Automotive Manufacturers

The repeat order is for a custom safety solution for the Fortune 500 automotive manufacturer’s proprietary drone program

Tel Aviv, Israe, Aug. 07, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today that it has received a second order for its custom safety system for drones by one of the world’s largest automotive manufacturers.

The repeat order follows an agreement previously signed with the automotive manufacturer for the development of a bespoke safety solution for its proprietary drone program.

The automotive manufacturer plans to integrate ParaZero’s SafeAir™ drone safety system into their proprietary aircraft from the design stage, allowing for an optimized and seamless integration. ParaZero has a proven history of supplying advanced safety solutions for global manufacturers and companies across a myriad of aerial platforms, including multirotor, single rotor, fixed wing, vertical takeoff and landing (VTOL), manned and unmanned, and urban air mobility aircraft.

“We are excited about this significant order from a top-tier automotive manufacturer. This collaboration underscores the industry’s trust in our cutting-edge drone safety systems. We see this as a testament to our unwavering commitment to innovation and safety. As we venture further into this exciting partnership, it solidifies ParaZero’s position at the forefront of drone safety technology, catering to diverse industries, including the dynamic world of automotive manufacturing.” - Boaz Shetzer, Chief Executive Officer of ParaZero.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses fulfilling purchase orders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com